Filed Pursuant to Rule 253(g)(2)
File No. 024-12440

Offering Circular Supplement No. 8 to Offering Circular dated July 31, 2024

RETICULATE MICRO, INC.

34220 Duncan Ave., Ste 201

St. Louis, MO 63110

888-528-2677

www.reticulate.io

This Offering Circular Supplement No. 8 (“Offering Circular Supplement No. 8”) relates to the Offering Circular of Reticulate Micro, Inc., a Nevada corporation (the “Company”), dated July 31, 2024 (the “Offering Circular”), filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended. Capitalized terms used in this Offering Circular Supplement No. 8 and not otherwise defined herein have the meanings specified in the Offering Circular.

This Offering Circular Supplement No. 8 is being filed to include the information in our Current Reports on Form 1-U which were furnished to the SEC on March 20, 2025.

This Offering Circular Supplement No. 8 should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1 filed with the SEC on August 5, 2024, Offering Circular Supplement No. 2 filed with the SEC on October 11, 2024, Offering Circular Supplement No. 3 filed with the SEC on October 28, 2024, Offering Circular Supplement No. 4 filed with the SEC on December 2, 2024, Offering Circular Supplement No. 5 filed with the SEC on December 3, 2024, Offering Circular Supplement No. 6 filed with the SEC on January 2, 2025, and Offering Circular Supplement No. 7 filed with the SEC on January 7, 2025 (together, the “Prior Supplements”) and is qualified by reference to the Offering Circular and the Prior Supplements, except to the extent that the information in this Offering Circular Supplement No. 8 supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and Prior Supplements.

Our Class A Common Stock is quoted on the OTCQB® Venture Market of OTC Markets Group, Inc., or OTCQB, under the symbol “RMXI.” On March 19, 2025, the last reported sale price for the Class A Common Stock on OTCQB was $3.0256 per share.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Offering Circular Supplement No. 8 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement No. 8 is March 20, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 15, 2024

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

34220 Duncan Ave., Ste 201 St. Louis, MO 63110
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

On November 15, 2024, Reticulate Micro, Inc., a Nevada corporation (the “Company”), closed a private placement of units, with each unit consisting of an unsecured 12% promissory note and a five year warrant to purchase shares of the Company’s Class A Common Stock, $0.001 par value per share (“Class A Common Stock”), and entered a certain subscription agreement with an accredited investor as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, the Company sold 20 units at a price of $25,000 per unit for gross proceeds of $500,000. Boustead Securities, LLC (“Boustead”), who is acting as one of the Lead Selling Agents in the Company’s Regulation A offering, acted as the placement agent in the private placement. Pursuant to the Company’s engagement letter agreement with Boustead, as amended, the Company issued Boustead a five-year warrant to purchase up to 35,000 shares of Class A Common Stock, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

On January 15, 2025, January 16, 2025, and February 6, 2025, the Company conducted closings of a private placement of units, with each unit consisting of an unsecured 18% promissory note and a five year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, and (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, the Company sold 32 units at a price of $25,000 per unit for gross proceeds of $800,000. Boustead, who is acting as one of the Lead Selling Agents in the Company’s Regulation A offering, acted as the placement agent in the private placement. Pursuant to the Company’s engagement letter agreement with Boustead, as amended, the Company issued Boustead five-year warrants to purchase up to 56,000 shares of Class A Common Stock in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

The descriptions above are not complete and are qualified in their entirety by reference to the forms of subscription agreements, warrants and promissory notes, copies of which are filed, or incorporated by reference, as exhibits to this Current Report on Form 1-U.

Exhibit No.	Description
3.1	Form of Placement Agent’s Warrant (incorporated by reference to Exhibit 4.2 to Form S-1 filed on October 23, 2023)
3.2	Form of Private Placement Investor’s Warrant for November 2024 Private Placement
3.3	Form of Private Placement Investor’s Warrant for January 2025 Private Placements
6.1	Form of Private Placement Subscription Agreement for November 2024 Private Placement
6.2	Form of Private Placement Subscription Agreement for January 2025 Private Placements
6.3	Form of Private Placement 12% Promissory Note for November 2024 Private Placement
6.4	Form of Private Placement 18% Promissory Note for January 2025 Private Placements

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2025	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

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Exhibit 3.2

NEITHER THIS WARRANT NOR THE SECURITIES INTO WHICH THIS WARRANT IS EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL, IN A FORM ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT.

RETICULATE MICRO, INC.

CLASS A COMMON STOCK PURCHASE WARRANT

Warrant No. __________	Original Issue Date: __________________, 2024
Initial Holder:	No. of Shares Subject to Warrant: _________
Initial Exercise Price Per Share: $1.00 (subject to the adjustment pursuant to Section 9)
Expiration Time: 5:00 p.m., Eastern time, on ____________________, 2029

Reticulate Micro, Inc., a Nevada corporation (the “Company”), hereby certifies that, for value received, the Initial Holder shown above, or its permitted registered assigns (the “Holder”), is entitled to purchase from the Company up to the number of shares of Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), shown above (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at the exercise price shown above (as may be adjusted from time to time as provided herein, the “Exercise Price”), at any time and from time to time on or after the original issue date indicated above (the “Original Issue Date”) and through and including the expiration time shown above (the “Expiration Time”), and subject to the following terms and conditions:

This Warrant is being issued pursuant to a Subscription Agreement, dated ________________, 2024 (the “Subscription Agreement”), by and among the Company, the Initial Holder and the other parties thereto.

1. Definitions. In addition to the terms defined elsewhere in this Warrant, capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Subscription Agreement.

2. List of Warrant Holders.  The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder (which shall include the Initial Holder or, as the case may be, any registered assignee to which this Warrant is permissibly assigned hereunder from time to time).  The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3. List of Transfers; Restrictions on Transfer. The Company shall register any transfer of all or any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto as Exhibit B duly completed and signed, to the Company at its address specified herein. Upon any such registration or transfer, a new Warrant to purchase Class A Common Stock, in substantially the form of this Warrant (any such new Warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Warrant that the Holder has in respect of this Warrant.

4. Exercise and Duration of Warrant.

(a) All or any part of this Warrant shall be exercisable by the registered Holder in any manner permitted by this Section 4 at any time and from time to time on or after the Original Issue Date and through and including the Expiration Time. At the Expiration Time, the portion of this Warrant not exercised prior thereto shall be and become void and of no value and this Warrant shall be terminated and shall no longer be outstanding.

(b) The Holder may exercise this Warrant by delivering to the Company: (i) an exercise notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), completed and duly signed, and (ii) if such Holder is not utilizing the cashless exercise provisions set forth in this Warrant, payment by wire transfer of immediately available funds to an account designated by the Company of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised. The Holder shall be required to deliver the original Warrant in order to effect an exercise hereunder. The date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

(c) Cashless Exercise. In lieu of exercising this Warrant by making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Exercise Price, the Holder may elect to receive the number of shares of Class A Common Stock equal to the value of this Warrant (or the portion thereof being exercised), by surrender of this Warrant to the Company, together with the exercise form attached hereto, in which event the Company will issue to the Holder the number of shares of Class A Common Stock in accordance with the following formula (a “Cashless Exercise”):

X	=	Y(A-B)
A

Where,
	X	=	The number of shares of Class A Common Stock to be issued to the Holder;
	Y	=	The number of shares of Class A Common Stock for which the Warrant is being exercised;
	A	=	The fair market value of one share of Class A Common Stock; and
	B	=	The Exercise Price.

For purposes of Section 4(c), the fair market value means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class A Common Stock is then listed or quoted on an Eligible Market, the value shall be deemed to be the highest daily price on any trading day on such Eligible Market on which the Class A Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on New York City time) during the five trading days preceding the exercise, (b) if the OTCQB Venture Market (“OTCQB”) service or the OTCQX Best Market (“OTCQX”) service of OTC Markets Group Inc. (or a similar organization or agency succeeding to its functions of reporting prices, the “OTC Markets Group”) is not an Eligible Market, the value shall be deemed to be the highest daily price on any trading day on the OTCQB or the OTCQX on which the Class A Common Stock is then quoted as reported by Bloomberg L.P. (based on New York City time) during the five trading days preceding the exercise, as applicable, (c) if the Class A Common Stock is not then listed or quoted for trading on the OTCQB or the OTCQX and if prices for the Class A Common Stock is then quoted on the Pink Open Market service of OTC Markets (or a similar organization or agency succeeding to its functions of reporting prices) (the “Pink Sheets”), the value shall be deemed to be the highest daily price on any trading day on the Pink Sheets on which the Class A Common Stock is then quoted as reported by OTC Markets Group (based on New York City time) during the five trading days preceding the exercise, or (d) in all other cases, the fair market value of a share of Class A Common Stock as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company. “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, any Electronic Communication Network or any Alternative Trade Facility.

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For purposes of Rule 144(d) promulgated under the Securities Act, as in effect on the date hereof, assuming the Holder is not an affiliate of the Company, it is intended that the Warrant Shares issued in a Cashless Exercise shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the closing date of the Offering pursuant to which the Company was obligated to issue this Warrant.

(d) The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant pursuant to the terms hereof.

5. Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than ten (10) business days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise, free of restrictive legends. The Holder, or any Person permissibly so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date. The Company shall, upon the written request of the Holder, use its best efforts to deliver, or cause to be delivered, Warrant Shares hereunder electronically through the Depository Trust and Clearing Corporation or another established clearing corporation performing similar functions, if available; provided, that, the Company may, but will not be required to, change its transfer agent if its current transfer agent cannot deliver Warrant Shares electronically through the Depository Trust and Clearing Corporation. If as of the time of exercise the Warrant Shares constitute restricted or control securities, the Holder, by exercising, agrees not to resell them except in compliance with all applicable securities laws.

(b) To the extent permitted by law, the Company’s obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Class A Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

(c) If the Company fails to cause its transfer agent to transmit to the Holder a certificate or the certificates (either physical or electronic) representing the Warrant Shares pursuant to the terms hereof by applicable delivery date, then, the Holder will have the right to rescind such exercise.

6. Charges, Taxes and Expenses. Issuance and delivery of certificates for Class A Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or the Warrants in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

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7. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.

8. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Class A Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares that are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable.

9. Certain Adjustments to Exercise Price. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a) Adjustments for Stock Splits and Combinations and Stock Dividends. If the Company shall at any time or from time to time after the date hereof, effect a stock split or combination of the outstanding Class A Common Stock or pay a stock dividend in Class A Common Stock, then the Exercise Price shall be proportionately adjusted. Any adjustments under this Section 9(a) shall be effective at the close of business on the date the stock split or combination becomes effective or the date of payment of the stock dividend, as applicable.

(b) Merger Sale, Reclassification, etc. In case of any: (i) consolidation or merger (including a merger in which the Company is the surviving entity), (ii) sale or other disposition of all or substantially all of the Company’s assets or distribution of property to shareholders (other than distributions payable out of earnings or retained earnings), or reclassification, change or conversion of the outstanding securities of the Company or of any reorganization of the Company (or any other corporation the shares or securities of which are at the time receivable upon the exercise of this Warrant) or any similar corporate reorganization on or after the date hereof, then and in each such case the Holder of this Warrant, upon the exercise hereof at any time thereafter shall be entitled to receive, in lieu of the shares or other securities and property receivable upon the exercise hereof prior to such consolidation, merger, sale or other disposition, reclassification, change, conversion or reorganization, the shares or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto.

10. No Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares that would otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the exercise price.

11. Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be delivered in accordance with the procedures set forth in the Subscription Agreement.

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12. Warrant Agent. The Company shall serve as warrant agent under this Warrant. Upon thirty (30) days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

13. Miscellaneous.

(a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder, or their successors and assigns.

(b) All questions concerning the construction, validity, enforcement and interpretation of this Warrant and the Transaction Documents shall be governed by and construed and enforced solely and exclusively in accordance with the laws of the state of New York without regard to any statutory or common-law provision pertaining to conflicts of laws. The Company and Holder agree that courts of competent jurisdiction in New York County, New York and the United States District Court for the Southern District of New York shall have jurisdiction with regard to any action arising out of any breach or alleged breach of this Agreement. The Company and Holder agree to submit to the personal jurisdiction of such courts and any other applicable court within the state of New York. The Company and Holder further agree that the mailing of any process shall constitute valid and lawful process against each Party hereto. The Company and Holder waive any claim that any of the foregoing courts is an inconvenient forum. EACH PARTY HERETO (INCLUDING ITS AFFILIATES, AGENTS, OFFICERS, DIRECTORS AND EMPLOYEES) HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(c) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(d) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

(e) Prior to exercise of this Warrant, the Holder hereof shall not, by reason of being a Holder, be entitled to any rights of a shareholder with respect to the Warrant Shares.

(f) No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Class A Common Stock or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

RETICULATE MICRO, INC.

By:
Name:	Joshua Cryer
Title:	Chief Executive Officer

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EXHIBIT A

EXERCISE NOTICE

TO:	RETICULATE MICRO, INC.

(the “Company”)

(1) The undersigned hereby elects to purchase _____________ Warrant Shares of the Company pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States under Section 4(b); or

☐ if permitted Cashless Exercise in accordance with the formula under Section 4(c).

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

[SIGNATURE of Holder]

Name of Holder: ____________________________________________________________________

Signature of Authorized Signatory of Holder: _____________________________________________

Name of Authorized Signatory: ________________________________________________________

Title of Authorized Signatory: _________________________________________________________

Date: ______________________________

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EXHIBIT B

FORM OF ASSIGNMENT

To be completed and signed only upon transfer of Warrant

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________ the right represented by the within Warrant to purchase _________________ shares of Class A Common Stock to which the within Warrant relates and appoints ________________ attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated:	TRANSFEROR:

Print name

By:

Title:

TRANSFEREE:

Print name

By:

Title:
WITNESS:
Address of Transferee:

Print name

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Exhibit 3.3

NEITHER THIS WARRANT NOR THE SECURITIES INTO WHICH THIS WARRANT IS EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL, IN A FORM ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT.

RETICULATE MICRO, INC.

CLASS A COMMON STOCK PURCHASE WARRANT

Warrant No.	Original Issue Date: , 2025
Initial Holder:	No. of Shares Subject to Warrant:
Initial Exercise Price Per Share: $1.00 (subject to the adjustment pursuant to Section 9)
Expiration Time: 5:00 p.m., Eastern time, on , 2030

Reticulate Micro, Inc., a Nevada corporation (the “Company”), hereby certifies that, for value received, the Initial Holder shown above, or its permitted registered assigns (the “Holder”), is entitled to purchase from the Company up to the number of shares of Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), shown above (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at the exercise price shown above (as may be adjusted from time to time as provided herein, the “Exercise Price”), at any time and from time to time on or after the original issue date indicated above (the “Original Issue Date”) and through and including the expiration time shown above (the “Expiration Time”), and subject to the following terms and conditions:

This Warrant is being issued pursuant to a Subscription Agreement, dated                          , 2025 (the “Subscription Agreement”), by and among the Company, the Initial Holder and the other parties thereto.

1. Definitions. In addition to the terms defined elsewhere in this Warrant, capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Subscription Agreement.

2. List of Warrant Holders. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder (which shall include the Initial Holder or, as the case may be, any registered assignee to which this Warrant is permissibly assigned hereunder from time to time). The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3. List of Transfers; Restrictions on Transfer. The Company shall register any transfer of all or any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto as Exhibit B duly completed and signed, to the Company at its address specified herein. Upon any such registration or transfer, a new Warrant to purchase Class A Common Stock, in substantially the form of this Warrant (any such new Warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Warrant that the Holder has in respect of this Warrant.

4. Exercise and Duration of Warrant.

(a) All or any part of this Warrant shall be exercisable by the registered Holder in any manner permitted by this Section 4 at any time and from time to time on or after the Original Issue Date and through and including the Expiration Time. At the Expiration Time, the portion of this Warrant not exercised prior thereto shall be and become void and of no value and this Warrant shall be terminated and shall no longer be outstanding.

(b) The Holder may exercise this Warrant by delivering to the Company: (i) an exercise notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), completed and duly signed, and (ii) if such Holder is not utilizing the cashless exercise provisions set forth in this Warrant, payment by wire transfer of immediately available funds to an account designated by the Company of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised. The Holder shall be required to deliver the original Warrant in order to effect an exercise hereunder. The date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

(c) Cashless Exercise. In lieu of exercising this Warrant by making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Exercise Price, the Holder may elect to receive the number of shares of Class A Common Stock equal to the value of this Warrant (or the portion thereof being exercised), by surrender of this Warrant to the Company, together with the exercise form attached hereto, in which event the Company will issue to the Holder the number of shares of Class A Common Stock in accordance with the following formula (a “Cashless Exercise”):

X	=	Y(A-B)
A

Where,
X	=	The number of shares of Class A Common Stock to be issued to the Holder;
Y	=	The number of shares of Class A Common Stock for which the Warrant is being exercised;
A	=	The fair market value of one share of Class A Common Stock; and
B	=	The Exercise Price.

For purposes of Section 4(c), the fair market value means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class A Common Stock is then listed or quoted on an Eligible Market, the value shall be deemed to be the highest daily price on any trading day on such Eligible Market on which the Class A Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on New York City time) during the five trading days preceding the exercise, (b) if the OTCQB Venture Market (“OTCQB”) service or the OTCQX Best Market (“OTCQX”) service of OTC Markets Group Inc. (or a similar organization or agency succeeding to its functions of reporting prices, the “OTC Markets Group”) is not an Eligible Market, the value shall be deemed to be the highest daily price on any trading day on the OTCQB or the OTCQX on which the Class A Common Stock is then quoted as reported by Bloomberg L.P. (based on New York City time) during the five trading days preceding the exercise, as applicable, (c) if the Class A Common Stock is not then listed or quoted for trading on the OTCQB or the OTCQX and if prices for the Class A Common Stock is then quoted on the Pink Open Market service of OTC Markets (or a similar organization or agency succeeding to its functions of reporting prices) (the “Pink Sheets”), the value shall be deemed to be the highest daily price on any trading day on the Pink Sheets on which the Class A Common Stock is then quoted as reported by OTC Markets Group (based on New York City time) during the five trading days preceding the exercise, or (d) in all other cases, the fair market value of a share of Class A Common Stock as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company. “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, any Electronic Communication Network or any Alternative Trade Facility.

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For purposes of Rule 144(d) promulgated under the Securities Act, as in effect on the date hereof, assuming the Holder is not an affiliate of the Company, it is intended that the Warrant Shares issued in a Cashless Exercise shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the closing date of the Offering pursuant to which the Company was obligated to issue this Warrant.

(d) The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant pursuant to the terms hereof.

5. Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than ten (10) business days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise, free of restrictive legends. The Holder, or any Person permissibly so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date. The Company shall, upon the written request of the Holder, use its best efforts to deliver, or cause to be delivered, Warrant Shares hereunder electronically through the Depository Trust and Clearing Corporation or another established clearing corporation performing similar functions, if available; provided, that, the Company may, but will not be required to, change its transfer agent if its current transfer agent cannot deliver Warrant Shares electronically through the Depository Trust and Clearing Corporation. If as of the time of exercise the Warrant Shares constitute restricted or control securities, the Holder, by exercising, agrees not to resell them except in compliance with all applicable securities laws.

(b) To the extent permitted by law, the Company’s obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Class A Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

(c) If the Company fails to cause its transfer agent to transmit to the Holder a certificate or the certificates (either physical or electronic) representing the Warrant Shares pursuant to the terms hereof by applicable delivery date, then, the Holder will have the right to rescind such exercise.

6. Charges, Taxes and Expenses. Issuance and delivery of certificates for Class A Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or the Warrants in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

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7. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.

8. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Class A Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares that are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable.

9. Certain Adjustments to Exercise Price. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a) Adjustments for Stock Splits and Combinations and Stock Dividends. If the Company shall at any time or from time to time after the date hereof, effect a stock split or combination of the outstanding Class A Common Stock or pay a stock dividend in Class A Common Stock, then the Exercise Price shall be proportionately adjusted. Any adjustments under this Section 9(a) shall be effective at the close of business on the date the stock split or combination becomes effective or the date of payment of the stock dividend, as applicable.

(b) Merger Sale, Reclassification, etc. In case of any: (i) consolidation or merger (including a merger in which the Company is the surviving entity), (ii) sale or other disposition of all or substantially all of the Company’s assets or distribution of property to shareholders (other than distributions payable out of earnings or retained earnings), or reclassification, change or conversion of the outstanding securities of the Company or of any reorganization of the Company (or any other corporation the shares or securities of which are at the time receivable upon the exercise of this Warrant) or any similar corporate reorganization on or after the date hereof, then and in each such case the Holder of this Warrant, upon the exercise hereof at any time thereafter shall be entitled to receive, in lieu of the shares or other securities and property receivable upon the exercise hereof prior to such consolidation, merger, sale or other disposition, reclassification, change, conversion or reorganization, the shares or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto.

10. No Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares that would otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the exercise price.

11. Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be delivered in accordance with the procedures set forth in the Subscription Agreement.

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12. Warrant Agent. The Company shall serve as warrant agent under this Warrant. Upon thirty (30) days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

13. Miscellaneous.

(a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder, or their successors and assigns.

(b) All questions concerning the construction, validity, enforcement and interpretation of this Warrant and the Transaction Documents shall be governed by and construed and enforced solely and exclusively in accordance with the laws of the state of New York without regard to any statutory or common-law provision pertaining to conflicts of laws. The Company and Holder agree that courts of competent jurisdiction in New York County, New York and the United States District Court for the Southern District of New York shall have jurisdiction with regard to any action arising out of any breach or alleged breach of this Agreement. The Company and Holder agree to submit to the personal jurisdiction of such courts and any other applicable court within the state of New York. The Company and Holder further agree that the mailing of any process shall constitute valid and lawful process against each Party hereto. The Company and Holder waive any claim that any of the foregoing courts is an inconvenient forum. EACH PARTY HERETO (INCLUDING ITS AFFILIATES, AGENTS, OFFICERS, DIRECTORS AND EMPLOYEES) HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(c) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(d) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

(e) Prior to exercise of this Warrant, the Holder hereof shall not, by reason of being a Holder, be entitled to any rights of a shareholder with respect to the Warrant Shares.

(f) No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Class A Common Stock or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

RETICULATE MICRO, INC.

By:
Name:	Michael Chermak
Title:	Executive Chairman

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EXHIBIT A

EXERCISE NOTICE

TO:	RETICULATE MICRO, INC.

(the “Company”)

(1) The undersigned hereby elects to purchase                    Warrant Shares of the Company pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States under Section 4(b); or

☐ if permitted Cashless Exercise in accordance with the formula under Section 4(c).

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

[SIGNATURE OF HOLDER]

Name of Holder:

Signature of Authorized Signatory of Holder:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

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EXHIBIT B

FORM OF ASSIGNMENT

To be completed and signed only upon transfer of Warrant

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                 the right represented by the within Warrant to purchase                               shares of Class A Common Stock to which the within Warrant relates and appoints                               attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated:	TRANSFEROR:

Print name

By:

Title:

TRANSFEREE:

Print name

By:

Title:
WITNESS:
Address of Transferee:

Print name

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Exhibit 6.1

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(2) OF THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) AND RULE 506(b) PROMULGATED THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of

Reticulate Micro, Inc.

3255 Bayside Lakes Blvd., Suite 106

Palm Bay, FL 32909

This Subscription Agreement (this “Agreement”) has been executed by the subscriber whose name appears on the signature page to this Agreement (the “Subscriber”) in connection with the subscription to purchase the number of units (the “Units”), with each Unit consisting of (i) an unsecured promissory note (the “Note”) bearing interest of 12% per annum and (ii) a five-year-term warrant (the “Warrant”) to purchase shares of the Company’s Class A common stock, $0.001 par value per share (the “Class A Common Stock”), set forth on the signature page to this Agreement, of Reticulate Micro, Inc., a Nevada corporation (the “Company”), for an aggregate of purchase price as set forth on the signature page to this Agreement. Each Unit is priced at $25,000 (the “Purchase Price”) and will include a Note with an aggregate principal amount of $25,000, and a Warrant to acquire 25,000 shares of Class A Common Stock (the “Warrant Shares”) at an exercise price of $1.00 per share. A Subscriber may subscribe for partial Units in excess of one whole Unit, such that a Subscriber may subscribe for 1.5 Units for example, in which event if the Subscriber’s subscription is accepted, the Subscriber will be issued a Note with an aggregate principal amount of $37,500, and a Warrant to acquire 37,500 shares of Class A Common Stock.

The Units being subscribed for pursuant to this Agreement have not been registered under the Securities Act. A total of 120 Units are being offered and sold (the “Offering”) at the Purchase Price for total maximum gross proceeds of up to $3,000,000 (the “Maximum Offering Amount”) exclusively to a select few “accredited investors,” as defined in Regulation D under the Securities Act, known to the Company who are signing subscription agreements that are substantially similar to this Agreement; however, the Company reserves the right, in its sole discretion, to accept subscriptions in excess of the Maximum Offering Amount.

The Notes will accrue interest at a rate of 12% per year, and will be due and payable on the earlier of (i) October 31, 2025, or (ii) the occurrence of a “Liquidity Event”, each of which is referred to as the “Maturity Date.” The Notes may be repaid prior to the Maturity Date in the Company’s sole discretion. A “Liquidity Event” is any of the following:

●	a firm commitment underwritten initial public offering or direct listing of the Company’s Class A Common Stock, resulting in a listing of the Class A Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”), the New York Stock Exchange, NYSE American or another national securities exchange or any tier of the over-the-counter market maintained by OTC Markets Group Inc. (“OTC Markets Group”);

●	an acquisition of the Company as a result of a sale of all or substantially all of the capital stock or assets of the Company to any unaffiliated third person, whether through share sale, asset sale, merger, consolidation or like combination, as a result of which the ability to control the board of directors of the Company will pass to such third person;

●	the merger of the Company with a special purpose acquisition corporation listed on NYSE American or other national securities exchange (a “SPAC”) or a subsidiary of a SPAC, in which transaction the stockholders of the Company own a majority of the equity securities of the SPAC following the closing thereof; or

●	the consummation of a merger of the Company with a fully reporting public corporation without any significant business activities that is then trading on the New York Stock Exchange, NYSE American, Nasdaq or another national securities exchange or any tier of the over-the-counter market maintained by OTC Markets Group (“Pubco”) or a subsidiary of Pubco, in which the stockholders of the Company will own a majority of the equity securities of Pubco following the closing thereof.

In the event that a Liquidity Event does not occur prior to October 31, 2025, then at such time the outstanding principal amount and interest under the Notes will be repaid to the applicable noteholder in cash.

In the event that a Liquidity Event does occur prior to October 31, 2025, then at such time the principal amount of the Notes will be deemed paid to the Note holders but will be retained by the Company and shall be applied to the payment of the exercise price for the unexercised portion of the Warrants, and any amounts of unrepaid interest and any portion of the principal amount not used for such purposes (i.e., if the aggregate remaining exercise price of the Warrants is less than the remaining unpaid principal amount) shall be paid to the applicable Note holders in cash.

1. Subscription. The Subscriber hereby subscribes to purchase the number of Units set forth on the signature page to this Agreement, subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements contained herein.

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2. Acceptance of Subscription. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber in accordance with Section 3 hereof. Subscription need not be accepted in the order received, and the Units may be allocated among subscribers.

3. Payment for Units. Payment for the Units shall be made directly to the Company’s operating corporate bank account from the Subscriber in immediately available funds or other means approved by the Company, in the amount as set forth on the signature page to this Agreement.

4. Use of Proceeds. The Company shall use the proceeds from this Offering for working capital and general corporate needs.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to the Subscriber the following:

(a) The Company is duly formed and validly existing under the laws of the State of its incorporation, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b) The Units have been duly authorized and the shares of Class A Common Stock issuable upon exercise of the Warrants and in accordance with the terms hereof and the Warrants, shall be duly authorized, validly issued, fully paid and nonassessable, and will be free and clear of all taxes, liens and charges with respect to the issue thereof.

(c) The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Units) are within the Company’s powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, “blue sky” or other similar laws of such jurisdiction (collectively referred to as the “State Securities Laws”).

(d) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 200,000,000 shares of common stock, consisting of 196,400,000 shares of Class A Common Stock and 3,600,000 shares of Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share (the “Preferred Stock”), of which a total of 10,414,199 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock are outstanding. Class A Common Stock is entitled to one vote per share on resolutions requiring or requesting shareholder approval, and Class B Common Stock is entitled to one hundred votes on any such matter.

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(e) There are no actions, suits, proceedings or investigations pending or, to the best of the Company’s knowledge, threatened before any court, administrative agency or other governmental body against the Company which question the validity of this Agreement or the right of the Company to enter into it, or to consummate the transactions contemplated hereby, or which would reasonably be expected to have a material adverse effect on the Company. The Company is not a party or subject to, and none of its assets is bound by, the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which would reasonably be expected to have a material adverse effect on the Company.

(f) Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation D, Rule 506(b) promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Subscriber. The Subscriber represents and warrants to the Company the following:

(a) The Subscriber has the knowledge and experience in financial and business matters necessary to evaluate the merits and risks of its prospective investment in the Company, and has carefully reviewed the risk factors concerning the Company, and its business, which can be found in the Company’s filings with the Securities and Exchange Commission (the “Commission”) at https://www.sec.gov/edgar/browse/?CIK=1970743&owner=exclude, and understands the risks of, and other considerations relating to, the purchase of the Units and has the ability to bear the economic risks of the investment.

(b) The Subscriber is acquiring the Units for investment for its own account and not with the view to, or for resale in connection with, any distribution thereof or any part thereof, except for a resale or distribution that complies with the Securities Act and all other applicable state securities laws. The Subscriber understands and acknowledges that the Units have not been registered under the Securities Act or any state securities laws, by reason of a specific exemption from the registration provisions of the Securities Act and applicable state securities laws, which depends upon, among other things, the bona fide nature of the investment intent as expressed herein. The Subscriber further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to any third person with respect to the Units. The Subscriber understands and acknowledges that the offering of the Units pursuant to this Agreement will not be registered under the Securities Act nor under the state securities laws on the ground that the sale provided for in this Agreement and the issuance of securities hereunder is exempt from the registration requirements of the Securities Act and any applicable state securities laws.

(c) The Subscriber understands that no public market now exists, and there may never be a public market for the Units.

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(d) The Subscriber has received and reviewed information about the Company and has had an opportunity to discuss the Company’s business, management and financial affairs with its management. The Subscriber understands that such discussions, as well as any written information provided by the Company, were intended to describe the aspects of the Company’s business and prospects which the Company believes to be material, but were not necessarily a thorough or exhaustive description, and except as expressly set forth in this Agreement, the Company makes no representation or warranty with respect to the completeness of such information and makes no representation or warranty of any kind with respect to any information provided by any entity other than the Company. Some of such information may include projections as to the future performance of the Company, which projections may not be realized, may be based on assumptions which may not be correct and may be subject to numerous factors beyond the Company’s control.

(e) As of the date of the Agreement, all action on the part of the Subscriber, and its officers, directors and partners, if applicable, necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of the Subscriber hereunder and thereunder shall have been taken, and this Agreement, assuming due execution by the parties hereto, constitutes valid and legally binding obligations of the Subscriber, enforceable in accordance with its terms, subject to: (i) judicial principles limiting the availability of specific performance, injunctive relief, and other equitable remedies and (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights.

(f) The Subscriber is an “accredited investor” as defined in Rule 501 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act, and shall submit to the Company such further assurances of such status as may be reasonably requested by the Company.

(g) The Subscriber or its duly authorized representative realizes that because of the inherently speculative nature of businesses of the kind conducted and contemplated by the Company, the Company’s financial results may be expected to fluctuate from month to month and from period to period and will, generally, involve a high degree of financial and market risk that could result in substantial or, at times, even total losses for investors in the Units of the Company.

(h) The Subscriber has adequate means of providing for its current and anticipated financial needs and contingencies, is able to bear the economic risk for an indefinite period of time and has no need for liquidity of the investment in the Units and could afford complete loss of such investment.

(i) The Subscriber is not subscribing for the Units as a result of or subsequent to any advertisement, article, notice or other communication, published in any newspaper, magazine or similar media or broadcast over television, radio, or the internet, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to the Subscriber in connection with investments in the Units generally.

(j) All of the information that the Subscriber has heretofore furnished or which is set forth herein is correct and complete as of the date of this Agreement, and, if there should be any material change in such information prior to the consummation of the Subscriber’s investment in the Company, the Subscriber will immediately furnish revised or corrected information to the Company.

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7. Conditions to Obligations of the Subscriber and the Company. The obligations of the Subscriber to purchase and pay for the Units specified on the signature page hereto and of the Company to sell the Units are subject to the satisfaction of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the Subscriber contained in Section 6 hereof shall be true and correct as of the date of this Agreement in all respects with the same effect as though such representations and warranties had been made as of the date of this Agreement.

8. Transfer Restrictions. The Subscriber acknowledges and agrees as follows:

(a) The Units have not been registered for sale under the Securities Act, in reliance on the private offering exemption in Section 4(a)(2) thereof; the Company does not intend to register the Units under the Securities Act at any time in the future.

(b) The Subscriber understands that any certificates representing the Units, until such time as they have been registered under the Securities Act, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such certificates or other instruments):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

(c) No governmental agency has passed upon the Units or made any finding or determination as to the wisdom of any investments therein.

9. “Market Stand-Off” Agreement. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, Subscriber shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any securities of the Company without the prior written consent of the Company or its managing underwriter. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each Subscriber, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment shall be for the limited purposes set forth above.

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10. Registration Rights.

(a) The Company shall file a registration statement on Form S-1 or Form S-3, if available (the “Registration Statement”) to, upon the Company’s proposed initial public offering, register for resale all of the Warrant Shares.

(b) In the event of a registration pursuant to these provisions, the Company shall use its reasonable best efforts to cause the Warrant Shares so registered to be registered or qualified for sale under the securities or blue sky laws of such jurisdictions as the Subscriber may reasonably request; provided, however, that the Company shall not be required to qualify to do business in any state by reason of this section in which it is not otherwise required to qualify to do business.

(c) The Company shall keep effective any registration or qualification contemplated by this section and shall from time to time amend or supplement each applicable Registration Statement, preliminary prospectus, final prospectus, application, document and communication for such period of time as shall be required to permit the Subscriber to complete the offer and sale of the Warrant Shares covered thereby.

(d) The Company shall furnish to the Subscriber such reasonable number of copies of the Registration Statement and of each amendment and supplement thereto (in each case, including all exhibits), of each prospectus contained in such Registration Statement and each supplement or amendment thereto (including each preliminary prospectus), all of which shall conform to the requirements of the Securities Act and the rules and regulations thereunder, and such other documents, as the Subscriber may reasonably request to facilitate the disposition of the Warrant Shares included in such registration.

(e) The Company shall notify the Subscriber promptly when such Registration Statement has become effective or a supplement to any prospectus forming a part of such Registration Statement has been filed.

(f) The Company shall advise the Subscriber promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement, or the initiation or threatening of any proceeding for that purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

(g) The Company shall promptly notify the Subscriber at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, would include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the reasonable request of the Subscriber prepare and furnish to it such number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Warrant Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. The Subscriber shall suspend all sales of the Warrant Shares upon receipt of such notice from the Company and shall not re-commence sales until they receive copies of any necessary amendment or supplement to such prospectus, which shall be delivered to the Subscriber within 30 days of the date of such notice from the Company.

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(h) If requested by the underwriter for any underwritten offering of shares, the Company and the Subscriber will enter into an underwriting agreement with such underwriter for such offering, which shall be reasonably satisfactory in substance and form to the Company, the Company’s counsel and the Subscriber’s counsel, and the underwriter, and such agreement shall contain such representations and warranties by the Company and the Subscriber and such other terms and provisions as are customarily contained in an underwriting agreement with respect to secondary distributions solely by selling stockholders, including, without limitation, indemnities substantially to the effect and to the extent provided below.

(i) The Company agrees that until all the Warrant Shares have been sold under a Registration Statement or may be resold pursuant to Rule 144 promulgated under the Securities Act, it shall use its reasonable best efforts to keep current in filing all reports, statements and other materials required to be filed with the Commission to permit the Subscriber to sell the Warrant Shares under Rule 144.

(j) The Company and its successors and assigns shall indemnify and hold harmless Subscriber, the officers, directors, members, partners, agents and employees (and any other individuals or entities with a functionally equivalent role of a person holding such titles, notwithstanding a lack of such title or any other title) of Subscriber, each individual or entity who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and the officers, directors, members, partners, agents and employees (and any other individuals or entities with a functionally equivalent role of a person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling individual or entity (each, an “Subscriber Indemnified Party”), to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or relating to (1) any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any related prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any such prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (2) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any State Securities Laws, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based upon information regarding Subscriber furnished to the Company by such party for use therein. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware.

(k) Subscriber and its successors and assigns shall indemnify and hold harmless the Company, the officers, directors, members, partners, agents and employees (and any other individuals or entities with a functionally equivalent role of a person holding such titles, notwithstanding a lack of such title or any other title) of the Company, each individual or entity who controls the company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, partners, agents and employees (and any other individuals or entities with a functionally equivalent role of a person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling individual or entity (each, a “Company Indemnified Party” with each Subscriber Indemnified Party and Company Indemnified Party being referred to as an “Indemnified Party”), to the fullest extent permitted by applicable law, from and against any and all Losses, as incurred, arising out of or relating to (1) any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any related prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any such prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (2) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any State Securities Laws, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, but only to the extent that such untrue statements or omissions are based upon information regarding Subscriber furnished to the Company by such party for use therein. Subscriber shall notify the Company promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Agreement of which Subscriber is aware.

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(l) If the indemnification under Section 10(j) or Section 10(k), as applicable, is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then the party responsible for indemnifying the Indemnified Party (the “Indemnifying Party”) shall contribute to the amount paid or payable by such Indemnified Party, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, the Indemnifying Party or the Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any reasonable attorneys’ or other fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in 10(j) or Section 10(k), as applicable, was available to such party in accordance with its terms. It is agreed that it would not be just and equitable if contribution pursuant to this Section 10(l) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding sentence.

11. Modification. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the Company and the Subscriber.

12. Notices.

(m) Form of Notice. All notices, requests, claims, demands and other communications between the parties shall be in writing and given (a) if to the Company, at the address set forth above, or (b) if to a Subscriber, at the address set forth on the signature page for such Subscriber (or, in either case, to such other address as the party shall have furnished to the other in writing in accordance with the provisions of this Section 12).

(n) Method of Notice. All notices shall be given (i) by delivery in person (ii) by a nationally recognized next day courier service, (iii) by first class, registered or certified mail, postage prepaid, (iv) by facsimile or (v) by electronic mail to the address of the party specified in this Agreement or such other address as either party may specify in writing.

(o) Receipt of Notice. All notices shall be effective upon (i) receipt by the party to which notice is given, or (ii) on the fifth (5th) day following mailing, whichever occurs first.

13. Assignability. This Agreement and the rights, interests and obligations hereunder are not transferable or assignable by any Subscriber and the transfer or assignment of the Units shall be made only in accordance with the Articles of Incorporation, as amended, and Bylaws of the Company and all applicable laws.

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14. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to the principles thereof relating to the conflict of laws.

15. Miscellaneous.

(a) This Agreement constitutes the entire agreement between the Subscriber and the Company with respect to the Offering and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

(b) The representations and warranties of the Company and the Subscriber made in this Agreement shall survive the execution and delivery hereof and delivery of the Units.

(c) Each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby, whether or not the transactions contemplated hereby are consummated.

(d) This Agreement may be executed in one or more original or facsimile counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

(e) Each provision of this Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Agreement.

(f) Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

(g) The Subscriber hereby agrees to furnish the Company such other information as the Company may request with respect to its subscription hereunder.

[Signature Pages Follow]

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SIGNATURE PAGE TO

SUBSCRIPTION AGREEMENT

IN WITNESS WHEREOF, the Subscriber hereby executes this Subscription Agreement, as of __________________________.

Number of Units Purchased

Total Subscription Amount $

SUBSCRIBER

Print Name

Signature

Name of Signatory (if an entity)

Title of Signatory (if an entity)

Tax ID or Social Security Number:

Address:

E-mail Address:

Agreed to and accepted as of_______________

Reticulate Micro, Inc.

By:
Name:	Joshua Cryer
Title:	Chief Executive Officer

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Exhibit 6.2

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(2) OF THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) AND RULE 506(b) PROMULGATED THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of
Reticulate Micro, Inc.
4220 Duncan Ave., Ste. 201,
St. Louis, MO 63110

This Subscription Agreement (this “Agreement”) has been executed by the subscriber whose name appears on the signature page to this Agreement (the “Subscriber”) in connection with the subscription to purchase the number of units (the “Units”), with each Unit consisting of (i) an unsecured promissory note (the “Note”) bearing interest of 18% per annum and (ii) a five- year-term warrant (the “Warrant”) to purchase shares of the Company’s Class A common stock, $0.001 par value per share (the “Class A Common Stock”), set forth on the signature page to this Agreement, of Reticulate Micro, Inc., a Nevada corporation (the “Company”), for an aggregate of purchase price as set forth on the signature page to this Agreement. Each Unit is priced at $25,000 (the “Purchase Price”) and will include a Note with an aggregate principal amount of $25,000, and a Warrant to acquire 25,000 shares of Class A Common Stock (the “Warrant Shares”) at an exercise price of $1.00 per share. A Subscriber may subscribe for partial Units in excess of one whole Unit, such that a Subscriber may subscribe for 1.5 Units for example, in which event if the Subscriber’s subscription is accepted, the Subscriber will be issued a Note with an aggregate principal amount of $37,500, and a Warrant to acquire 37,500 shares of Class A Common Stock.

The Units being subscribed for pursuant to this Agreement have not been registered under the Securities Act. A total of 120 Units are being offered and sold (the “Offering”) at the Purchase Price for total maximum gross proceeds of up to $3,000,000 (the “Maximum Offering Amount”) exclusively to a select few “accredited investors,” as defined in Regulation D under the Securities Act, known to the Company who are signing subscription agreements that are substantially similar to this Agreement; however, the Company reserves the right, in its sole discretion, to accept subscriptions in excess of the Maximum Offering Amount.

The Notes will accrue interest at a rate of 18% per year, and will be due and payable on the earlier of (i) January 31, 2026, or (ii) the occurrence of a “Liquidity Event”, each of which is referred to as the “Maturity Date.” The Notes may be repaid prior to the Maturity Date in the Company’s sole discretion. A “Liquidity Event” is any of the following:

●	a firm commitment underwritten initial public offering or direct listing of the Company’s Class A Common Stock, resulting in a listing of the Class A Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”), the New York Stock Exchange, NYSE American or another national securities exchange or any tier of the over-the- counter market maintained by OTC Markets Group Inc. (“OTC Markets Group”);

●	an acquisition of the Company as a result of a sale of all or substantially all of the capital stock or assets of the Company to any unaffiliated third person, whether through share sale, asset sale, merger, consolidation or like combination, as a result of which the ability to control the board of directors of the Company will pass to such third person;

●	the merger of the Company with a special purpose acquisition corporation listed on NYSE American or other national securities exchange (a “SPAC”) or a subsidiary of a SPAC, in which transaction the stockholders of the Company own a majority of the equity securities of the SPAC following the closing thereof; or

●	the consummation of a merger of the Company with a fully reporting public corporation without any significant business activities that is then trading on the New York Stock Exchange, NYSE American, Nasdaq or another national securities exchange or any tier of the over-the-counter market maintained by OTC Markets Group (“Pubco”) or a subsidiary of Pubco, in which the stockholders of the Company will own a majority of the equity securities of Pubco following the closing thereof.

In the event that a Liquidity Event does not occur prior to January 31, 2026, then at such time the outstanding principal amount and interest under the Notes will be repaid to the applicable noteholder in cash.

In the event that a Liquidity Event does occur prior to January 31, 2026, then at such time the principal amount of the Notes will be deemed paid to the Note holders but will be retained by the Company and shall be applied to the payment of the exercise price for the unexercised portion of the Warrants, and any amounts of unrepaid interest and any portion of the principal amount not used for such purposes (i.e., if the aggregate remaining exercise price of the Warrants is less than the remaining unpaid principal amount) shall be paid to the applicable Note holders in cash.

1. Subscription. The Subscriber hereby subscribes to purchase the number of Units set forth on the signature page to this Agreement, subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements contained herein.

2. Acceptance of Subscription. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber in accordance with Section 3 hereof. Subscription need not be accepted in the order received, and the Units may be allocated among subscribers.

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3. Payment for Units. Payment for the Units shall be made directly to the Company’s operating corporate bank account from the Subscriber in immediately available funds or other means approved by the Company, in the amount as set forth on the signature page to this Agreement.

4. Use of Proceeds. The Company shall use the proceeds from this Offering for working capital and general corporate needs.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to the Subscriber the following:

(a) The Company is duly formed and validly existing under the laws of the State of its incorporation, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b) The Units have been duly authorized and the shares of Class A Common Stock issuable upon exercise of the Warrants and in accordance with the terms hereof and the Warrants, shall be duly authorized, validly issued, fully paid and nonassessable, and will be free and clear of all taxes, liens and charges with respect to the issue thereof.

(c) The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Units) are within the Company’s powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, “blue sky” or other similar laws of such jurisdiction (collectively referred to as the “State Securities Laws”).

(d) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 200,000,000 shares of common stock, consisting of 196,400,000 shares of Class A Common Stock and 3,600,000 shares of Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share (the “Preferred Stock”), of which a total of 10,414,199 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock are outstanding. Class A Common Stock is entitled to one vote per share on resolutions requiring or requesting shareholder approval, and Class B Common Stock is entitled to one hundred votes on any such matter.

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(e) There are no actions, suits, proceedings or investigations pending or, to the best of the Company’s knowledge, threatened before any court, administrative agency or other governmental body against the Company which question the validity of this Agreement or the right of the Company to enter into it, or to consummate the transactions contemplated hereby, or which would reasonably be expected to have a material adverse effect on the Company. The Company is not a party or subject to, and none of its assets is bound by, the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which would reasonably be expected to have a material adverse effect on the Company.

(f) Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation D, Rule 506(b) promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Subscriber. The Subscriber represents and warrants to the Company the following:

(a) The Subscriber has the knowledge and experience in financial and business matters necessary to evaluate the merits and risks of its prospective investment in the Company, and has carefully reviewed the risk factors concerning the Company, and its business, which can be found in the Company’s filings with the Securities and Exchange Commission (the “Commission”) at https://www.sec.gov/edgar/browse/?CIK=1970743&owner=exclude, and understands the risks of, and other considerations relating to, the purchase of the Units and has the ability to bear the economic risks of the investment.

(b) The Subscriber is acquiring the Units for investment for its own account and not with the view to, or for resale in connection with, any distribution thereof or any part thereof, except for a resale or distribution that complies with the Securities Act and all other applicable state securities laws. The Subscriber understands and acknowledges that the Units have not been registered under the Securities Act or any state securities laws, by reason of a specific exemption from the registration provisions of the Securities Act and applicable state securities laws, which depends upon, among other things, the bona fide nature of the investment intent as expressed herein. The Subscriber further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to any third person with respect to the Units. The Subscriber understands and acknowledges that the offering of the Units pursuant to this Agreement will not be registered under the Securities Act nor under the state securities laws on the ground that the sale provided for in this Agreement and the issuance of securities hereunder is exempt from the registration requirements of the Securities Act and any applicable state securities laws.

(c) The Subscriber understands that no public market now exists, and there may never be a public market for the Units.

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(d) The Subscriber has received and reviewed information about the Company and has had an opportunity to discuss the Company’s business, management and financial affairs with its management. The Subscriber understands that such discussions, as well as any written information provided by the Company, were intended to describe the aspects of the Company’s business and prospects which the Company believes to be material, but were not necessarily a thorough or exhaustive description, and except as expressly set forth in this Agreement, the Company makes no representation or warranty with respect to the completeness of such information and makes no representation or warranty of any kind with respect to any information provided by any entity other than the Company. Some of such information may include projections as to the future performance of the Company, which projections may not be realized, may be based on assumptions which may not be correct and may be subject to numerous factors beyond the Company’s control.

(e) As of the date of the Agreement, all action on the part of the Subscriber, and its officers, directors and partners, if applicable, necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of the Subscriber hereunder and thereunder shall have been taken, and this Agreement, assuming due execution by the parties hereto, constitutes valid and legally binding obligations of the Subscriber, enforceable in accordance with its terms, subject to: (i) judicial principles limiting the availability of specific performance, injunctive relief, and other equitable remedies and (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights.

(f) The Subscriber is an “accredited investor” as defined in Rule 501 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act, and shall submit to the Company such further assurances of such status as may be reasonably requested by the Company.

(g) The Subscriber or its duly authorized representative realizes that because of the inherently speculative nature of businesses of the kind conducted and contemplated by the Company, the Company’s financial results may be expected to fluctuate from month to month and from period to period and will, generally, involve a high degree of financial and market risk that could result in substantial or, at times, even total losses for investors in the Units of the Company.

(h) The Subscriber has adequate means of providing for its current and anticipated financial needs and contingencies, is able to bear the economic risk for an indefinite period of time and has no need for liquidity of the investment in the Units and could afford complete loss of such investment.

(i) The Subscriber is not subscribing for the Units as a result of or subsequent to any advertisement, article, notice or other communication, published in any newspaper, magazine or similar media or broadcast over television, radio, or the internet, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to the Subscriber in connection with investments in the Units generally.

(j) All of the information that the Subscriber has heretofore furnished or which is set forth herein is correct and complete as of the date of this Agreement, and, if there should be any material change in such information prior to the consummation of the Subscriber’s investment in the Company, the Subscriber will immediately furnish revised or corrected information to the Company.

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7. Conditions to Obligations of the Subscriber and the Company. The obligations of the Subscriber to purchase and pay for the Units specified on the signature page hereto and of the Company to sell the Units are subject to the satisfaction of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the Subscriber contained in Section 6 hereof shall be true and correct as of the date of this Agreement in all respects with the same effect as though such representations and warranties had been made as of the date of this Agreement.

8. Transfer Restrictions. The Subscriber acknowledges and agrees as follows:

(a) The Units have not been registered for sale under the Securities Act, in reliance on the private offering exemption in Section 4(a)(2) thereof; the Company does not intend to register the Units under the Securities Act at any time in the future.

(b) The Subscriber understands that any certificates representing the Units, until such time as they have been registered under the Securities Act, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such certificates or other instruments):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

(c) No governmental agency has passed upon the Units or made any finding or determination as to the wisdom of any investments therein.

9. “Market Stand-Off” Agreement. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, Subscriber shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any securities of the Company without the prior written consent of the Company or its managing underwriter. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each Subscriber, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment shall be for the limited purposes set forth above.

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10. Registration Rights.

(a) The Company shall file a registration statement on Form S-1 or Form S-3, if available (the “Registration Statement”) to, upon the Company’s proposed initial public offering, register for resale all of the Warrant Shares.

(b) In the event of a registration pursuant to these provisions, the Company shall use its reasonable best efforts to cause the Warrant Shares so registered to be registered or qualified for sale under the securities or blue sky laws of such jurisdictions as the Subscriber may reasonably request; provided, however, that the Company shall not be required to qualify to do business in any state by reason of this section in which it is not otherwise required to qualify to do business.

(c) The Company shall keep effective any registration or qualification contemplated by this section and shall from time to time amend or supplement each applicable Registration Statement, preliminary prospectus, final prospectus, application, document and communication for such period of time as shall be required to permit the Subscriber to complete the offer and sale of the Warrant Shares covered thereby.

(d) The Company shall furnish to the Subscriber such reasonable number of copies of the Registration Statement and of each amendment and supplement thereto (in each case, including all exhibits), of each prospectus contained in such Registration Statement and each supplement or amendment thereto (including each preliminary prospectus), all of which shall conform to the requirements of the Securities Act and the rules and regulations thereunder, and such other documents, as the Subscriber may reasonably request to facilitate the disposition of the Warrant Shares included in such registration.

(e) The Company shall notify the Subscriber promptly when such Registration Statement has become effective or a supplement to any prospectus forming a part of such Registration Statement has been filed.

(f) The Company shall advise the Subscriber promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement, or the initiation or threatening of any proceeding for that purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

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(g) The Company shall promptly notify the Subscriber at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, would include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the reasonable request of the Subscriber prepare and furnish to it such number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Warrant Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. The Subscriber shall suspend all sales of the Warrant Shares upon receipt of such notice from the Company and shall not re-commence sales until they receive copies of any necessary amendment or supplement to such prospectus, which shall be delivered to the Subscriber within 30 days of the date of such notice from the Company.

(h) If requested by the underwriter for any underwritten offering of shares, the Company and the Subscriber will enter into an underwriting agreement with such underwriter for such offering, which shall be reasonably satisfactory in substance and form to the Company, the Company’s counsel and the Subscriber’s counsel, and the underwriter, and such agreement shall contain such representations and warranties by the Company and the Subscriber and such other terms and provisions as are customarily contained in an underwriting agreement with respect to secondary distributions solely by selling stockholders, including, without limitation, indemnities substantially to the effect and to the extent provided below.

(i) The Company agrees that until all the Warrant Shares have been sold under a Registration Statement or may be resold pursuant to Rule 144 promulgated under the Securities Act, it shall use its reasonable best efforts to keep current in filing all reports, statements and other materials required to be filed with the Commission to permit the Subscriber to sell the Warrant Shares under Rule 144.

(j) The Company and its successors and assigns shall indemnify and hold harmless Subscriber, the officers, directors, members, partners, agents and employees (and any other individuals or entities with a functionally equivalent role of a person holding such titles, notwithstanding a lack of such title or any other title) of Subscriber, each individual or entity who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and the officers, directors, members, partners, agents and employees (and any other individuals or entities with a functionally equivalent role of a person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling individual or entity (each, an “Subscriber Indemnified Party”), to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or relating to (1) any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any related prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any such prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (2) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any State Securities Laws, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based upon information regarding Subscriber furnished to the Company by such party for use therein. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware.

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(k) Subscriber and its successors and assigns shall indemnify and hold harmless the Company, the officers, directors, members, partners, agents and employees (and any other individuals or entities with a functionally equivalent role of a person holding such titles, notwithstanding a lack of such title or any other title) of the Company, each individual or entity who controls the company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, partners, agents and employees (and any other individuals or entities with a functionally equivalent role of a person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling individual or entity (each, a “Company Indemnified Party” with each Subscriber Indemnified Party and Company Indemnified Party being referred to as an “Indemnified Party”), to the fullest extent permitted by applicable law, from and against any and all Losses, as incurred, arising out of or relating to (1) any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any related prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any such prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (2) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any State Securities Laws, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, but only to the extent that such untrue statements or omissions are based upon information regarding Subscriber furnished to the Company by such party for use therein. Subscriber shall notify the Company promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Agreement of which Subscriber is aware.

(l) If the indemnification under Section 10(j) or Section 10(k), as applicable, is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then the party responsible for indemnifying the Indemnified Party (the “Indemnifying Party”) shall contribute to the amount paid or payable by such Indemnified Party, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, the Indemnifying Party or the Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any reasonable attorneys’ or other fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in 10(j) or Section 10(k), as applicable, was available to such party in accordance with its terms. It is agreed that it would not be just and equitable if contribution pursuant to this Section 10(l) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding sentence.

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11. Modification. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the Company and the Subscriber.

12. Notices.

(m) Form of Notice. All notices, requests, claims, demands and other communications between the parties shall be in writing and given (a) if to the Company, at the address set forth above, or (b) if to a Subscriber, at the address set forth on the signature page for such Subscriber (or, in either case, to such other address as the party shall have furnished to the other in writing in accordance with the provisions of this Section 12).

(n) Method of Notice. All notices shall be given (i) by delivery in person (ii) by a nationally recognized next day courier service, (iii) by first class, registered or certified mail, postage prepaid, (iv) by facsimile or (v) by electronic mail to the address of the party specified in this Agreement or such other address as either party may specify in writing.

(o) Receipt of Notice. All notices shall be effective upon (i) receipt by the party to which notice is given, or (ii) on the fifth (5th) day following mailing, whichever occurs first.

13. Assignability. This Agreement and the rights, interests and obligations hereunder are not transferable or assignable by any Subscriber and the transfer or assignment of the Units shall be made only in accordance with the Articles of Incorporation, as amended, and Bylaws of the Company and all applicable laws.

14. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to the principles thereof relating to the conflict of laws.

15. Miscellaneous.

(a) This Agreement constitutes the entire agreement between the Subscriber and the Company with respect to the Offering and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

(b) The representations and warranties of the Company and the Subscriber made in this Agreement shall survive the execution and delivery hereof and delivery of the Units.

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(c) Each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby, whether or not the transactions contemplated hereby are consummated.

(d) This Agreement may be executed in one or more original or facsimile counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

(e) Each provision of this Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Agreement.

(f) Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

(g) The Subscriber hereby agrees to furnish the Company such other information as the Company may request with respect to its subscription hereunder.

[Signature Pages Follow]

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SIGNATURE PAGE TO
SUBSCRIPTION AGREEMENT

IN WITNESS WHEREOF, the Subscriber hereby executes this Subscription Agreement, as of                                                         .

Number of Units Purchased_______________________

Total Subscription Amount $_____________________

SUBSCRIBER

Print Name

Signature

Name of Signatory (if an entity)

Title of Signatory (if an entity)

Tax ID or Social Security Number:

Address:

E-mail Address:

Agreed to and accepted as of___________________.

Reticulate Micro, Inc.

By:
Name:	Michael Chermak
Title:	Chairman

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Exhibit 6.3

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

Date of this Note: _________________, 2024	Original Principal Amount:	$	_________
Maturity Date: October 31, 2025

RETICULATE MICRO, INC.

12% PROMISSORY NOTE

THIS 12% PROMISSORY NOTE is one of a series of duly authorized and validly issued promissory notes of Reticulate Micro, Inc., a Nevada corporation (the “Company”), designated as its 12% promissory notes (this “Note” and, collectively with the other such notes of such series, the “Notes”).

FOR VALUE RECEIVED, the Company promises to pay to _____________________ or its registered assigns (“Holder”) the Original Principal Amount specified above on the Maturity Date specified above (the “Maturity Date”) or such earlier date as this Note is required or permitted to be repaid as provided hereunder with simple interest on the outstanding principal amount at the rate of 12% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. This Note is subject to the following additional provisions:

1. Basic Terms.

(a) Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

(b) Prepayment. The Company may prepay this Note prior to the Maturity Date without premium or penalty.

2. Representations and Warranties.

(a) Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

(i) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business (a “Material Adverse Effect”).

(ii) Corporate Power. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Company’s Board of Directors (the “Board”) has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company’s financing objectives and financial situation.

(iii) Authorization. All corporate action on the part of the Company, the Board and the Company’s stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws.

(iv) Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

(v) Compliance with Laws. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would have a Material Adverse Effect.

(vi) Compliance with Other Instruments. The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a Material Adverse Effect. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

(vii) No “Bad Actor” Disqualification. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act (“Disqualification Events”). To the Company’s knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, “Company Covered Persons” are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

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(viii) Offering. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(ix) Use of Proceeds. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

(b) Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(i) Purchase for Own Account. The Holder is acquiring the Note solely for the Holder’s own account and beneficial interest for investment and not for sale or with a view to distribution of the Note or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(ii) Information and Sophistication. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Note, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(iii) Ability to Bear Economic Risk. The Holder acknowledges that investment in the Note involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder’s financial condition, to hold the Note for an indefinite period of time and to suffer a complete loss of the Holder’s investment.

(iv) Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Note unless and until:

(1) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2) The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws; provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

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(3) Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

(v) Accredited Investor Status. The Holder is an “accredited investor” as such term is defined in Rule 501 under the Act.

(vi) No “Bad Actor” Disqualification. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph, and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(vii) Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”)), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder’s jurisdiction in connection with any invitation to subscribe for the Note or any use of this Note, including (A) the legal requirements within the Holder’s jurisdiction for the purchase of the Note, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Note. The Holder’s subscription, payment for and continued beneficial ownership of the Note will not violate any applicable securities or other laws of the Holder’s jurisdiction.

(viii) Forward-Looking Statements. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

3. Events of Default.

(a) If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the holders of a majority in principal amount of the Notes (the “Majority Holders”) and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an “Event of Default”:

(i) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

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(ii) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

(b) In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by the Holder in enforcing and collecting this Note.

4. Miscellaneous Provisions.

(a) Waivers. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

(b) Further Assurances. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(c) Transfers of Notes. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal.

(d) Amendment and Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

(e) Governing Law. This Note shall be governed by and construed under the laws of the State of New York, as applied to agreements among New York residents, made and to be performed entirely within the State of New York, without giving effect to conflicts of laws principles.

(f) Binding Agreement. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

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(g) Counterparts; Manner of Delivery. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h) Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(i) Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party’s address set forth on the signature page hereto or at such other address(es) as such party may designate by 10 days’ advance written notice to the other party hereto.

(j) Expenses. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

(k) Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

(l) Entire Agreement. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(m) Exculpation among Holders. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

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(n) Senior Indebtedness. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. “Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(o) Broker’s Fees. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker’s or finder’s fee or any other commission directly or indirectly in connection with the transactions contemplated herein, except for consideration due to Boustead Securities, LLC as described on the cover page to the Investor Package. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this subsection being untrue.

(p) California Corporate Securities Law. THE SALE OF THIS NOTE HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THIS NOTE OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

[Signature pages follow]

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The parties have executed this 12% Promissory Note as of the date first noted above.

COMPANY:

Reticulate Micro, Inc.

By:
Name:	Joshua Cryer
Title:	Chief Executive Officer

E-mail:	josh@reticulate.io

Address:	3255 Bayside Lakes Blvd., Suite 106
Palm Bay, FL 32909

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The parties have executed this 12% Promissory Note as of the date first noted above.

HOLDER (if an entity):

Name of Holder:

By:
Name:
Title:

E-mail:

Address:

HOLDER (if an individual):

Name of Holder:

Signature:

E-mail:

Address:

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Exhibit 6.4

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

Date of this Note: , 2025	Original Principal Amount:	$
Maturity Date: January 31, 2026

RETICULATE MICRO, INC.

18% PROMISSORY NOTE

THIS 18% PROMISSORY NOTE is one of a series of duly authorized and validly issued promissory notes of Reticulate Micro, Inc., a Nevada corporation (the “Company”), designated as its 18% promissory notes (this “Note” and, collectively with the other such notes of such series, the “Notes”).

FOR VALUE RECEIVED, the Company promises to pay to or its registered assigns (“Holder”) the Original Principal Amount specified above on the Maturity Date specified above (the “Maturity Date”) or such earlier date as this Note is required or permitted to be repaid as provided hereunder with simple interest on the outstanding principal amount at the rate of 18% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. This Note is subject to the following additional provisions:

1. Basic Terms.

(a) Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

(b) Prepayment. The Company may prepay this Note prior to the Maturity Date without premium or penalty.

2. Representations and Warranties.

(a) Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

(i) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business (a “Material Adverse Effect”).

(ii) Corporate Power. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Company’s Board of Directors (the “Board”) has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company’s financing objectives and financial situation.

(iii) Authorization. All corporate action on the part of the Company, the Board and the Company’s stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws.

(iv) Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

(v) Compliance with Laws. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would have a Material Adverse Effect.

(vi) Compliance with Other Instruments. The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a Material Adverse Effect. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

(vii) No “Bad Actor” Disqualification. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act (“Disqualification Events”). To the Company’s knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, “Company Covered Persons” are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

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(viii) Offering. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(ix) Use of Proceeds. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

(b) Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(i)   Purchase for Own Account. The Holder is acquiring the Note solely for the Holder’s own account and beneficial interest for investment and not for sale or with a view to distribution of the Note or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(ii) Information and Sophistication. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Note, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(iii) Ability to Bear Economic Risk. The Holder acknowledges that investment in the Note involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder’s financial condition, to hold the Note for an indefinite period of time and to suffer a complete loss of the Holder’s investment.

(iv) Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Note unless and until:

(1) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2) The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws; provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

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(3) Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

(v) Accredited Investor Status. The Holder is an “accredited investor” as such term is defined in Rule 501 under the Act.

(vi) No “Bad Actor” Disqualification. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph, and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(vii) Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”)), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder’s jurisdiction in connection with any invitation to subscribe for the Note or any use of this Note, including

(A) the legal requirements within the Holder’s jurisdiction for the purchase of the Note, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Note. The Holder’s subscription, payment for and continued beneficial ownership of the Note will not violate any applicable securities or other laws of the Holder’s jurisdiction.

(viii) Forward-Looking Statements. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

3. Events of Default.

(a) If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the holders of a majority in principal amount of the Notes (the “Majority Holders”) and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an “Event of Default”:

(i) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

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(ii) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

(b) In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by the Holder in enforcing and collecting this Note.

4. Miscellaneous Provisions.

(a) Waivers. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

(b) Further Assurances. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(c) Transfers of Notes. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal.

(d) Amendment and Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

(e) Governing Law. This Note shall be governed by and construed under the laws of the State of New York, as applied to agreements among New York residents, made and to be performed entirely within the State of New York, without giving effect to conflicts of laws principles.

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(f) Binding Agreement. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

(g) Counterparts; Manner of Delivery. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h) Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(i) Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party’s address set forth on the signature page hereto or at such other address(es) as such party may designate by 10 days’ advance written notice to the other party hereto.

(j) Expenses. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

(k) Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

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(l) Entire Agreement. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(m) Exculpation among Holders. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

(n) Senior Indebtedness. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. “Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(o) Broker’s Fees. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker’s or finder’s fee or any other commission directly or indirectly in connection with the transactions contemplated herein, except for consideration due to Boustead Securities, LLC as described on the cover page to the Investor Package. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this subsection being untrue.

(p) California Corporate Securities Law. THE SALE OF THIS NOTE HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THIS NOTE OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

[Signature pages follow]

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The parties have executed this 18% Promissory Note as of the date first noted above.

COMPANY:

Reticulate Micro, Inc.

By:

Name:
Title:

E-mail:

Address:

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The parties have executed this 18% Promissory Note as of the date first noted above.

HOLDER (if an entity):

Name of Holder:

By:

Name:
Title:

E-mail:

Address:

HOLDER (if an individual):

Name of Holder:

Signature:

E-mail:

Address:

9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A
(Amendment No. 1)

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 18, 2024

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

34220 Duncan Ave., Ste 201 St. Louis, MO 63110
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 1-U/A amends the Current Report on Form 1-U filed by Reticulate Micro, Inc., a Nevada corporation (the “Company”), on December 2, 2024, to attach a copy of the separation agreement and release of claims, dated as of December 9, 2024, between the Company and Joshua Cryer (the “Separation Agreement”) as Exhibit 6.2.

Exhibit No.	Description
6.2	Separation Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated December 9, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2025	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

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Exhibit 6.2

SEPARATION AGREEMENT AND RELEASE OF CLAIMS

This SEPARATION AGREEMENT AND RELEASE OF CLAIMS (this “Separation Agreement”) is made by and between Joshua Cryer, an individual (“Cryer”), and Reticulate Micro, inc., a Nevada corporation (the “Company”). Cryer and the Company are referred to herein collectively as the “Parties” and each individually as a “Party”.

Recitals:

A. Cryer and the Company entered into an employment agreement dated June 14, 2023, pursuant to which Cryer was employed as President and Chief Executive Officer of the Company. That agreement, including subsequent amendments to it, if any, are referred to herein as the “Employment Agreement.”

B. Effective as of November 30, 2024 (the “Separation Date”), Cryer is resigning from his positions as President and Chief Executive Officer of the Company and terminating the Employment Agreement.

C. The Parties are entering into this Separation Agreement to amicably and finally settle and resolve any and all disputes, claims, complaints, grievances, charges, actions, petitions, and demands, whether known or unknown, that Cryer may have against the Company and any of the other Company Releasees (as that term is defined in Section 5 below), including, but not limited to, any and all claims arising out of or in any way related to Cryer’s employment with the Company as its President and Chief Executive Officer or otherwise, his service an employee or consultant, or his separation from the Company.

Agreed Terms:

NOW THEREFORE, in consideration of the promises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1. Separation of Cryer from the Company. The Company’s employment of Cryer and the Employment Agreement are terminated effective as of the Separation Date, as a result of Cryer’s resignation as President and Chief Executive Officer of the Company, for personal health reasons, and a mutual termination of the Employment Agreement. The Parties acknowledge and agree that Cryer’s resignation as President and Chief Executive Officer of the Company are not the result of any disagreement between Cryer and the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

2.  Severance Payment.

(a) In consideration of Cryer entering into, and not revoking his acceptance of, and compliance with, this Separation Agreement, including his waiver and release of claims and covenant not to sue in Section 5 below, the Company will pay Cryer ninety thousand dollars ($90,000) (the “Severance Payment”). The Severance Payment will be payable in installments.

31-Dec-24	31-Jan-25	28-Feb-25	31-Mar-25	30-Apr-25	Total
$20,000	$20,000	$20,000	$20,000	$10,000	$90,000

The installments will be paid to Cryer by wire transfer per instructions (e.g., account number and name of the receiving bank) to be supplied by him, provided he supplies those instructions to the Company on or before the Effective Date. Cryer will be responsible for all wire transfer charges and all taxes, if any, to be paid on those funds. The Company will report the Severance Payment on an IRS Form 1099.

(b) In addition to any other conditions set forth in this Separation Agreement, with the exception of the first $31,250 of $90,000 severance payment schedule above, Cryer’s entitlement to the Severance Payment and any installment thereof is conditioned on his compliance with each and every provision of this Separation Agreement and that, if in the good-faith judgment of the Company he has breached any material provision of this Separation Agreement, the Company will be entitled to recover from Cryer the full value of any amount of the Severance Payment that has been paid to him as of the date of such breach, less applicable deductions and authorized statutory withholdings, and cancel any portion of the Severance Payment that has not been paid.

3. No Additional Benefits. Other than as set forth in this Separation Agreement, Cryer expressly acknowledges and agrees that he is not entitled to and will not receive any additional compensation, payments or benefits of any kind from the Company Releasees (as that term is defined in Section 4 below), or any of them, including but not limited to any salary, wages, bonus, benefits, or pay for paid time off or sick leave, and Cryer expressly acknowledges and agrees that no representations or promises to the contrary have been made to him.

(a) Nothing in this Separation Agreement is intended to supersede either the restricted stock award agreement entered into on October 1, 2022, between Cryer and the Company or the stock option agreements entered into on January 1, 2023, and June 14, 2023, between Cryer and the Company. Nor is this Separation Agreement, or anything in it, intended to modify any of the Parties’ rights and obligations under those agreements.

5.  Company’s Release of Claims and Covenant Not to Sue.

(a) Provided that Cryer agrees to and accepts the terms of this Separation Agreement and does not revoke his acceptance pursuant to Section 15 below, the Company, with the intention of binding itself and its predecessors, direct and indirect affiliates, related companies, successors and assigns (collectively, the “Company Releasors” and each a “Company Releasor”), hereby releases, waives and forever discharges Cryer, his heirs, beneficiaries, trustees, administrators, executors, assigns and legal representatives (collectively, the “Cryer Releasees”), from, and hereby acknowledges full accord and satisfaction of, any and all known claims, demands, causes of action, and liabilities of any kind whatsoever (upon any legal or equitable theory, whether contractual, common law or statutory, under federal, state or local law or otherwise), whether asserted or unasserted, by reason of any act, omission, transaction, agreement or occurrence that the Company Releasors, or any of them, ever had, now has or hereafter may have against any of the Cryer Releasees, or any of them, up to and including the date Cryer executes this Separation Agreement.

By entering into this Separation Agreement, the Company represents and agrees that the failure of this Separation Agreement to specifically identify or enumerate above any statute, ordinance, or common law theory under which it releases claims is not intended by Cryer or the Company to limit, diminish or impair in any way the Company’s intended and actual release of all known claims, demands, causes of action, and liabilities of any kind whatsoever against the Cryer Releasees.

It is understood that the Company’s release of claims does not serve to waive any rights or claims (i) that, pursuant to law, cannot be waived or subject to a release of this kind or (ii) claims, actions, or rights arising under or to enforce the terms of this Separation Agreement.

(b) Covenant Not to Sue. Provided that Cryer agrees to and accepts the terms of this Separation Agreement and does not revoke his acceptance pursuant to Section 15 below, the Company, with the intention of binding itself and the other Company Releasors, agrees, to the fullest extent permitted by law, that at no time subsequent to the date Cryer executes this Separation Agreement will the Company Releasors, or any of them, pursue, or cause or knowingly permit the prosecution of, in any state, federal or foreign court, or before any local, state, federal or foreign administrative agency, or any other tribunal, any know charge, claim or action of any kind, nature and character whatsoever, that the Company Releasors, or any of them, may now have, have ever had, or may in the future have against the Cryer Releasees, or any of them, that is based in whole or in part on any claim, demand, cause of action, or liability released by the Company Releasors, or any of them, pursuant to this Separation Agreement.

(c) THE RELEASE OF CLAIMS AND COVENANT NOT TO SUE SET FORTH ABOVE IN THIS SECTION 5 DO NOT APPLY TO ANY UNKNOWN COMPANY RELEASOR CLAIM. An “Unknown Company Releasor Claim” is a claim that a Company Releasor does not know or suspect to exist in its favor at the time of the release of the Cryer Releasees that, if known by the Company Releasor, would have materially affected the settlement with Cryer reflected in this Separation Agreement.

(d) By signing this Separation Agreement, the Company represents and warrants that (i) it has full power and authority to release the claims that are being released in this Section 5 and (ii) none of those claims has been assigned to any other individual or entity.

5.  Cryer’s Release of Claims and Covenant Not to Sue.

(a) Release of Claims. As a condition of the Company’s willingness to enter into this Separation Agreement, and in consideration for the Severance Payment, and the agreements of the Company contained in this Separation Agreement, Cryer, with the intention of binding himself, his heirs, beneficiaries, trustees, administrators, executors, assigns and legal representatives (collectively, the “Cryer Releasors” and each individually a “Cryer Releasor”), hereby releases, waives and forever discharges the Company Releasees (as defined below) from, and hereby acknowledges full accord and satisfaction of, any and all claims, demands, causes of action, and liabilities of any kind whatsoever (upon any legal or equitable theory, whether contractual, common law or statutory, under federal, state or local law or otherwise), whether known or unknown, asserted or unasserted, by reason of any act, omission, transaction, agreement or occurrence that the Cryer Releasors, or any of them, ever had, now have or hereafter may have against the Company Releasees, or any of them, up to and including the date Cryer executes this Separation Agreement.

Without limiting the generality of the foregoing, the Cryer Releasors hereby release and forever discharge the Company Releasees from:

(i) any and all claims relating to or arising from Cryer’s employment with the Company, service as an officer of the Company, the terms and conditions of his employment and service as an officer of the Company, and the termination of his employment and service as an officer of the Company;

(ii) any and all claims of employment discrimination, harassment or retaliation under any federal, state or local statute or ordinance, public policy or the common law, including, without limitation, any and all claims under Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Americans with Disabilities Act, the Rehabilitation Act of 1973, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Fair Labor Standards Act, the Equal Pay Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, the Genetic Information Nondiscrimination Act of 2008, the Family Medical Leave Act, the Health Insurance Portability and Accountability Act of 1966, the National Labor Relations Act, the Occupational Safety and Health Act, the Families First Coronavirus Response Act, the Coronavirus Aid, Relief, and Economic Security Act, including as such laws have been or may be amended;

(iii) any and all claims for employee benefits, including, without limitation, any and all claims under the federal Employee Retirement Income Security Act of 1974, including as such law has been or may be amended; provided, however, that nothing in this Section 5 is intended to release, diminish, or otherwise affect any vested monies or other vested benefits to which Cryer may be entitled from, under, or pursuant to any savings or retirement plan of the Company;

(iv) any and all claims for slander, libel, defamation, negligent or intentional infliction of emotional distress, personal injury, prima facie tort, negligence, compensatory or punitive damages, or any other claim for damages or injury of any kind whatsoever; and

(v) any and all claims for monetary recovery, including, without limitation, monetary recovery or awards as may be provided by statute, attorneys’ fees, experts’ fees, medical fees or expenses, costs and disbursements and the like.

By entering into this Separation Agreement, Cryer represents and agrees that the failure of this Separation Agreement to specifically identify or enumerate above any statute, ordinance, or common law theory under which he releases claims is not intended by Cryer or the Company to limit, diminish or impair in any way Cryer’s intended and actual release of all claims, demands, causes of action, and liabilities of any kind whatsoever against the Company Releasees.

It is understood that this release of claims does not serve to waive any rights or claims that, pursuant to law, cannot be waived or subject to a release of this kind, such as: (i) claims for unemployment or workers’ compensation benefits; (ii) rights to vested benefits under any applicable welfare, retirement and/or pension plans; (iii) rights to defense and indemnification, if any, from the Company for actions taken by Cryer in the course and scope of Cryer’s employment with the Company; (iv) claims, actions, or rights arising under or to enforce the terms of this Separation Agreement; or (v) the right to file a charge with an administrative agency or participate in an agency investigation; provided, however, that Cryer hereby waives his right to recover any money in connection with such charge or investigation, with the exception of any payments or awards under the federal Securities Whistleblower Incentives program (see 17 C.F.R. §§ 240.21F-1 - 240.21F-18, as may be amended) or under a substantially similar state incentive program. Moreover, nothing in this Separation Agreement limits or waives, or is intended to limit or waive, Cryer’s right pursuant to the Older Workers Benefit Protection Act to seek a judicial determination of the validity of this Separation Agreement’s waiver of claims under the Age Discrimination in Employment Act.

(b) Covenant Not to Sue. As a condition of the Company’s willingness to enter into this Separation Agreement, and in consideration for the Severance Payment, and the agreements of the Company contained in this Separation Agreement, Cryer, with the intention of binding himself and the other Cryer Releasors, agrees, to the fullest extent permitted by law, that at no time subsequent to the date Cryer executes this Separation Agreement will the Cryer Releasors, or any of them, pursue, or cause or knowingly permit the prosecution of, in any state, federal or foreign court, or before any local, state, federal or foreign administrative agency, or any other tribunal, any charge, claim or action of any kind, nature and character whatsoever, known or unknown, that the Cryer Releasors, or any of them, may now have, have ever had, or may in the future have against the Company Releasees, or any of them, that is based in whole or in part on any claim, demand, cause of action, or liability released by the Cryer Releasors, or any of them, pursuant to this Separation Agreement.

(c) For purposes of this Agreement, the term “Company Releasees” includes the Company and its predecessors, direct and indirect affiliates, related companies, successors and assigns, regardless of the jurisdiction in which such entities may be located, and all of its and their respective past, present and future directors, officers, members, managers, employees, insurers, attorneys, representatives and agents, whether acting as agents or in their individual capacities, and this Separation Agreement shall inure to the benefit of and shall be binding and enforceable by all such entities and individuals.

(d) IN AGREEING THAT THE WAIVER AND RELEASE OF CLAIMS AND COVENANT NOT TO SUE IN THIS SECTION 6 APPLIES TO ANY AND ALL CLAIMS WHETHER OR NOT NOW KNOWN, CRYER UNDERSTANDS THAT THIS MEANS THAT, IF HE LATER DISCOVERS FACTS DIFFERENT FROM OR IN ADDITION TO THOSE FACTS CURRENTLY KNOWN BY HIM, OR BELIEVED BY HIM TO BE TRUE, THE WAIVERS AND RELEASE OF CLAIMS AND COVENANT NOT TO SUE IN THIS SECTION 6 WILL REMAIN EFFECTIVE IN ALL RESPECTS — DESPITE SUCH DIFFERENT OR ADDITIONAL FACTS AND CRYER’S LATER DISCOVERY OF SUCH FACTS, EVEN IF HE WOULD NOT HAVE AGREED TO WAIVER AND RELEASE OF CLAIMS AND COVENANT NOT TO SUE IN THIS SECTION 6 IF HE HAD PRIOR KNOWLEDGE OF SUCH FACTS. CRYER FURTHER ACKNOWLEDGES THAT TO THE EXTENT THAT ANY APPLICABLE LAW GIVES CRYER THE RIGHT NOT TO HAVE THE WAIVER AND RELEASE OF CLAIMS AND COVENANT NOT TO SUE APPLY TO CLAIMS ABOUT WHICH HE IS NOT NOW AWARE, CRYER HEREBY KNOWINGLY AND VOLUNTARILY WAIVES HIS RIGHTS UNDER SUCH APPLICABLE LAW.

(e) By signing this Separation Agreement, Cryer represents and warrants that (i) he has full power and authority to release the claims that are being released in this Section 6 and (ii) none of those claims has been assigned to any other individual or entity.

6. No Pending or Future Lawsuits. Cryer represents and warrants that, as of the date he has executed this Separation Agreement: (a) he has filed no lawsuits, claims, or actions pending in his name, or on behalf of any other person or entity, against the Company Releasees, or any of them, and (b) he does not intend to file any lawsuit, claim, or action on his own behalf or on behalf of any other person or entity against the Company and the Releasees, or any of them.

7. No Obligation to Provide Employment In The Future. By entering into this Separation Agreement, except as provided in paragraph 13, Cryer acknowledges and agrees that his services relationship with the Company has been permanently and irrevocably severed. Cryer agrees that the Company will not have any obligation at any time in the future to employ him or enter into any other business arrangement of any kind with him. Cryer further agrees that if he does seek employment or any other business arrangement with the Company in the future under which he would receive compensation for services to be performed by him, a rejection by the Company of his application or inquiry will not constitute a violation of this Separation Agreement.

8. Company Passwords, Property, and Information. Cryer agrees that, no later than three (3) business days after the Effective Date (the “Return Date”), he shall: (a) provide a written list to the Company listing all his passwords and other access credentials to all Company computer programs and systems and accounts (including those with third-party vendors), and (b) return to the Company all Company intellectual property, computer equipment, credit and telephone cards, etc., and any and all original and duplicate copies of Cryer’s work product and of files, calendars, books, employee handbooks, records, notes, notebooks, manuals, storage drives, and any other materials Cryer has in his possession or under his control belonging to the Company, or containing confidential or proprietary information concerning the Company, (including Confidential Information, as that phrase is defined in Section 9 below) in his custody or possession (“Company Property”), regardless of the format, medium or location in which such information is stored, maintained or accessed.

Cryer agrees and warrants that, as of the Return Date, (i) he has provided the Company with the listed described in Section 8(a) above; (ii) has returned to the Company all Company Property (including without limitation any and all emails and attachments that Cryer emailed to his personal email account from his email account with the Company); (iii) will have not made or taken copies of such Company Property (including without limitation any and all emails and attachments that Cryer emailed to his personal email account from Cryer’s Company email account); and (iv) will have completely removed all electronically stored Company Property from all storage media in his possession, custody or control, including, without limitation, from his home computer system(s), personal email account(s), and any external disk(s), flash drive(s), cloud storage services, or any other format or medium in which information can be stored, maintained or accessed. By signing this Separation Agreement, Cryer expressly agrees that the Company shall have the right, on demand, to verify through an independent third-party forensic examiner that Cryer has not retained Company Property in any form or manner whatsoever, including without limitation in or on any electronic device, phone, PDA, computer, e-mail account, hard drive or cloud storage system, whether or not personal in nature; provided, however, that such third-party forensic examiner will conduct any examination in a manner designed to protect purely personal information or data from disclosure to the Company as a result of the examination. Cryer further agrees that the Company shall in addition to any other legal remedies available to it, be entitled to (1) equitable relief, including, without limitation, specific performance, a temporary restraining order(s), and temporary or permanent injunctive relief and (2) liquidated damages in an amount equal to the amount of the Severance Payment to enforce the provisions of this Section 8.

9. Treatment of Company Confidential Information. Cryer acknowledges that, while employed by the Company, he had access to and possessed information and materials that are not publicly available, including, without limitation, information and materials concerning the Company’s client identities, lists or other client information; pricing and billing strategies; personnel matters; personnel decisions made by the firm; proprietary information; marketing, advertising and promotional ideas and strategies; marketing surveys and analyses; technology; marketing plans and research; and methods, techniques, processes and know-how, whether tangible or intangible and whether or not stored, compiled or memorialized physically, electronically or graphically or in writing (“Confidential Information”). Accordingly, Cryer agrees never to use or disclose Confidential Information before it has become publicly known, through no fault of his own, unless (i) expressly authorized by an authorized officer of the Company at the direction of the Board of Directors of the Company; or (ii) as required or permitted to be disclosed pursuant to Rule 21F-17(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other applicable law, legal process or government regulation. Cryer’s nondisclosure obligation under this Section 9 includes, without limitation, statements to individuals or groups, the media, the press, online media sites, and on social media accounts (including, by way of example only, Facebook, LinkedIn, Twitter, Instagram, and the like). Cryer also agrees that, if he is ever asked to disclose any Confidential Information pursuant to legal process or otherwise, he will immediately contact an executive officer of the Company in advance of making any such disclosure and cooperate with the Company in order to afford the Company a reasonable opportunity to take any legally permissible actions to contest, limit, remove the basis for, or otherwise address such disclosure.

10.  Mutual Non-disparagement.

(a) Cryer agrees not to make to any person or entity any false, disparaging, or derogatory comments about Company or any of their parents, subsidiaries and affiliates, or any of their employees, clients, contractors, and agents.

(b) The Company agrees that it will direct its executive management team and Board members not to make to any person or entity any false, disparaging, or derogatory comments about Cryer.

(c) Notwithstanding the foregoing provisions of this Section 10, neither the Company nor Cryer will be restricted from providing information about the other as required by a court or governmental agency or by applicable law.

NOTWITHSTANDING ANYTHING TO CONTRARY IN THIS SEPARATION AGREEMENT (INCLUDING IN THIS SECTION 10), NOTHING IN THIS SEPARATION AGREEMENT IS INTENDED TO PREVENT CRYER FROM: (1) DISCUSSING OR DISCLOSING INFORMATION ABOUT UNLAWFUL ACTS IN THE COMPANY’S WORKPLACE, SUCH AS HARASSMENT OR DISCRIMINATION OR ANY OTHER CONDUCT THAT CRYER HAS REASON TO BELIEVE IS UNLAWFUL, OR (2) DISCLOSING FACTUAL INFORMATION RELATED TO SUCH UNLAWFUL ACTS AS PERMITTED OR REQUIRED UNDER APPLICABLE LAW.

11. Consequences of Cryer’s Breach of Section 9 or Section 10. Cryer acknowledges and agrees that, should he breach any of his obligations in Section 9 or Section 10 of this Separation Agreement, this will constitute a material injury to the Company, and that he will thus be required to forfeit the full amount of the Severance Payment back to the Company, as well as pay to the Company any legal fees incurred in addressing these issues, including any other damages and relief to which the Company may be entitled.

12. Interpretation of Restrictions in Section 9 and Section 10 if Found to be Overly Broad. If any restriction on Cryer in Section 9 or Section 10 above is found by a court of competent jurisdiction to be unenforceable or invalid because it is for too long a period of time, covers too broad a geographic area, or applies to too great a range of activities, then: (a) the restriction shall be interpreted to extend only over the maximum period of time, range of activities, or geographic area as to which it may be enforceable, and (b) the court may modify the restriction so that it extends to the maximum range, the maximum period of time, range of activities, or geographic area as to which it may be enforceable and valid under the law but not beyond.

13. Consultation on Behalf of the Company. Cryer agrees that he may cooperate with and assist the Company with the logistics of relocating the Company’s office to a new location and subleasing the current office space until such time as the relocation is completed, but in no event later than April 30, 2025. Such cooperation and assistance may include, without limitation: (i) participating in telephone calls or virtual meetings with Company personnel or representatives to discuss relocation and subleasing matters to be scheduled for a time that is mutually convenient to Cryer and the Company; (ii) attending or appearing at meetings or proceedings related to the relocation or subleasing onsite at the Company’s current office space, as may be requested by the Company; and (iii) making himself available to respond to inquiries from the Company, coordinate with subletters or third parties as needed, and perform other related tasks as requested. Cryer agrees that his support to cooperate with and assist the Company as provided in this Section 13 is in consideration for the Company’s entry into this Separation Agreement and the consideration provided to Cryer pursuant to it (including but not limited to the Severance Payment) and that Cryer is entitled to no additional consideration for his time or efforts in fulfilling his support under this Section 13.

14. Severability. Subject to Section 12, if at any time after the date of the execution of this Separation Agreement any provision of this Separation Agreement shall be held by any court of competent jurisdiction to be illegal, void, or unenforceable, such provision shall be of no force and effect. The illegality, voidness, or unenforceability of such provision shall have no effect upon, and shall not impair the legality and enforceability of, any other provision of this Separation Agreement; provided, however, that if Section 6 is held to be illegal, void, or unenforceable in whole or in part, Cryer agrees to promptly execute a legal, valid, and enforceable general release and waiver of claims and covenant not to sue in favor of the Company Releasees equal in scope to those provided in Section 6 and, in the event that such a legal, valid, and enforceable general release and waiver of claims and covenant to sue cannot be obtained, then Cryer shall be deemed to have assigned, transferred, and conveyed the claims described in Section 6 to the Company.

15.  Voluntary Agreement.

(a) The Company hereby advises Cryer to consult with an attorney before executing this Separation Agreement.

(b) Cryer has twenty-one (21) days from the day first presented with this Separation Agreement to consider it, execute it, and return it personally or via email, DocuSign, first class U.S. mail, or reputable overnight courier service (e.g., FedEX or UPS) to the Company’s Executive Chairman, Michael Chermak, at Reticulate Micro, Inc., 10790 Via Serenidad, Ramona, CA 92065, Chermakm@reticulate.io. To the extent that Cryer executes this Separation Agreement before the end of the twenty-one (21) day period, Cryer hereby knowingly and voluntarily waives the remainder of that twenty-one (21) day period. If Cryer fails to execute and return this Separation Agreement to the Company within the twenty-one (21) day period, then this Separation Agreement will be null and void and of no force or effect.

(c) Cryer agrees that, for a period of seven (7) days after he signs this Separation Agreement, he has the right to revoke it by providing written notice of his revocation personally or via email, DocuSign, first class U.S. mail, or reputable overnight courier service (e.g., FedEX or UPS) to the Company’s Executive Chairman at the address listed in Section 15(b). Provided that Cryer executes and delivers this Separation Agreement to the Company within the twenty-one (21) day period set forth in Section 15(a) above and does not revoke his acceptance of it within the time period provided in this Section 15(c), this Separation Agreement will become fully effective and enforceable on the first calendar day after the expiration of the seven-day revocation period (the “Effective Date”), provided also that the Company also executes (or has executed) this Separation Agreement. Cryer understands that the expiration of the seven-day period after he signs this Separation Agreement confirms that he did not revoke his assent to this Separation Agreement, and, therefore, that it is fully effective and enforceable.

(d) By signing this Separation Agreement, Cryer acknowledges and agrees that he:

(i) has carefully read and fully understands all of the provisions of the Separation Agreement (including the provisions in Section 6 concerning his release of claims and covenant not to sue);

(ii) understands that the claims he is releasing and for which he is providing a covenant not to sue under Section 6 include, but are not limited to, claims arising under the federal Age Discrimination in Employment Act;

(iii) knowingly and voluntarily agrees to all of the terms set forth in this Separation Agreement (including the provisions in Section 6 concerning his release of claims and covenant not to sue);

(iv) knowingly and voluntarily agrees to be legally bound by this Separation Agreement (including the provisions in Section 6 concerning his release of claims and covenant not to sue);

(v) has been advised to consult with an attorney before signing this Separation Agreement;

(vi) has had an opportunity to consult with an attorney of his own choosing before signing this Separation Agreement;

(vii) has been given at least twenty-one (21) days in which to review and consider this Separation Agreement before signing it; and,

(viii) has been provided under the terms of this Separation Agreement a period of at least seven (7) days following the execution of this Separation Agreement in which Cryer may revoke it and that the Separation Agreement shall not become effective or enforceable until that seven (7) day revocation period has expired.

16. Notices. Except as otherwise provided in this Separation Agreement, any notice or other communication required or permitted under this Separation Agreement shall: be in writing; addressed to the Parties as set forth in the signature pages hereof (or to such other address as a Party may designate from time to time); delivered by hand, mail, reputable overnight courier service (e.g., Federal Express or UPS) or email; and be deemed delivered upon its receipt by the other Party.

17. No Admission. This Separation Agreement is not intended, and shall not be construed, as an admission that a Party has violated any federal, state, or local law, ordinance, regulation, public policy or common law rule, or committed any wrong whatsoever against the other Party. This Separation Agreement shall be deemed to fall within the protection afforded to settlements, compromises, and offers to compromise by applicable law.

18. Complete Agreement. This Separation Agreement represents the complete understanding between Cryer and the Company concerning the subject matter of this Separation Agreement, and no other promises or agreements concerning the subject matter of this Separation Agreement shall be binding unless reduced to writing and signed by Cryer and the Company. Cryer and the Company agree that this Separation Agreement supersedes any prior agreements or understandings of the Parties, whether oral or written, concerning the subject matter of this Separation Agreement.

19. No Oral Modification. This Separation Agreement may only be amended in writing signed by Cryer and the Company’s Executive Chairman.

20. Drafting. Should any provision of this Separation Agreement require interpretation or construction, it is agreed by Cryer and the Company that the person interpreting or construing this Separation Agreement shall not apply a presumption against one Party by reason of the rule of construction that a document is to be construed more strictly against the party who prepared the document.

21. Successors and Assigns. This Separation Agreement is binding upon, and shall inure to the benefit of, the Company, the Company Releasors, the Company Releasees, Cryer, the Cryer Releasors, and the Cryer Releasees, and its and their respective successors, and assigns.

22. Tax Consequences. The Company makes no representations or warranties with respect to the tax consequences of the payments and any other consideration provided to Cryer or made on his behalf under the terms of this Separation Agreement. Cryer agrees and understands that he is responsible for payment, if any, of local, state, and/or federal taxes on the payments and any other consideration provided hereunder by the Company and any penalties or assessments thereon. Cryer further agrees to indemnify and hold the Company harmless from any claims, demands, deficiencies, penalties, interest, assessments, executions, judgments, or recoveries by any government agency against the Company for any amounts claimed due on account of (a) Cryer’s failure to pay or delayed payment of, federal or state taxes, or (b) damages sustained by the Company by reason of any such claims, including attorneys’ fees and costs.

23. Authority. The Company represents and warrants that the undersigned representative of the Company has the authority to act on behalf of the Company and to bind the Company and all who may claim through it to the terms and conditions of this Separation Agreement. Cryer represents and warrants that he has the capacity to act on his own behalf and on behalf of all who might claim through him to bind them to the terms and conditions of this Separation Agreement. Each Party warrants and represents that there are no liens or claims of lien or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein.

24. No Representations. Cryer represents and warrants that, in entering into this Separation Agreement, he has not relied upon any representations or statements made by the Company that are not specifically set forth in this Separation Agreement.

25. No Waiver. The failure of a Party to insist upon the performance of any of the terms and conditions in this Separation Agreement, or such Party’s failure to prosecute any breach of any of the terms or conditions of this Agreement, shall not be construed thereafter as a waiver of by that Party any such terms or conditions.

26. Attorneys’ Fees. Except with regard to a legal action challenging or seeking a determination in good faith of the validity of the waiver herein under the ADEA, in the event that either Party brings an action to enforce or effect its rights under this Separation Agreement, the prevailing Party shall be entitled to recover its costs and expenses, including the costs of mediation, arbitration, litigation, court fees, and reasonable attorneys’ fees incurred in connection with such an action.

27. Governing Law; Forum Selection. This Separation Agreement is and shall be governed by the laws of the State of Nevada, without regard to its conflict of law principles. Unless otherwise provided in this Agreement, the Parties agree that the exclusive forum and venue for the resolution of any controversy or claim between them arising out of or relating to this Separation Agreement, or breach thereof (a “Dispute”), shall be the state and federal courts located in San Diego County, California. Each Party consents to personal jurisdiction and venue in those courts for litigation of a Dispute, and each Party waives any forum non conveniens objection to litigating a Dispute in those courts. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY IRREVOCABLY WAIVES ITS RIGHT TO HAVE A TRIAL BY JURY FOR ANY LEGAL OR OTHER COURT PROCEEDING ADDRESSING A DISPUTE.

28. Counterparts. This Separation Agreement may be executed in counterparts and also by facsimile, scan or other electronic means (e.g., DocuSign), and each counterpart, facsimile or electronic copy shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned.

29. Separation Agreement to Be Kept Confidential. The Parties may not disclose the existence of this Separation Agreement or its contents to anyone, except: (a) to a Party’s spouse, attorneys, accountants, officers, executives, or licensed tax advisors, provided they agree to keep it confidential, (b) to a Party’s shareholders, but only to the extent necessary, (c) to government authorities (including but not limited to federal or state securities agencies), but only to the extent necessary or permitted by law, or (d) as required by applicable federal or state laws, including the Exchange Act and the Securities Act of 1933, as amended, and similar state laws.

30. Section Headings. The Section headings (e.g., “Counterparts”) used in this Separation Agreement are inserted for convenience only and shall be disregarded in construing this Separation Agreement.

31. IMPORTANT. Notwithstanding anything to the contrary in this Separation Agreement (including, without limitation, anything in its Sections 5, 6, 10, or 29), nothing in this Separation Agreement prohibits, restricts, or limits, or is intended to prohibit, restrict, or limit the right or ability of a Party (the “Reporting Party”) to: (a) report to, or communicate with, the appropriate federal or state law enforcement authorities or regulatory agencies about any possible unlawful conduct, regardless of when it occurred, by the other Party, its affiliated companies, or any of its successors, assigns, officers, directors, members, managers, consultants, contractors, or employees (including any employment harassment, assault, or discrimination), or speak with the Reporting Party’s own attorney about any such possible unlawful conduct; (b) report to or communicate with the United States Securities and Exchange Commission (“SEC”) or any state securities regulator about any possible violation of a federal or state securities law (including, without limitation, such violation by either Cryer or the Company), regardless of when such possible violation occurred, or to speak with the Reporting Party’s own attorney about such possible violation; or (c) apply for or receive an award from the SEC under the federal Securities Whistleblower Incentives program or from a state securities regulatory agency under a substantially similar state incentive program in connection with reporting a possible violation of a federal or state securities law.

CONSULT WITH AN ATTORNEY AND READ

THIS SEPARATION AGREEMENT CAREFULLY BEFORE SIGNING IT.

BY SIGNING THIS SEPARATION AGREEMENT YOU ARE GIVING UP IMPORTANT LEGAL RIGHTS.

[The remainder of this page is purposefully blank; the execution page follows.]

IN WITNESS WHEREOF, the Parties have executed this Separation Agreement on the respective dates set forth below.

COMPANY:

Reticulate Micro Inc.

By:	/s/ Michael Chermak
	Name:	Michael Chermak
	Title:	Executive Chairman

Address:	17090 Via Serenidad
Ramona, CA 92065
Email:	chermakm@reticulate.io
Date:	December 9, 2024

CRYER:

By:	/s/ Joshua Cryer
	Name:	Joshua Cryer

Address:	520 Trymore Dr SE
Palm Bay, FL 32909
Email:
Date:	December 9, 2024

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